NEWS RELEASE

October 29, 2015	Trading Symbol: TSX.V -- HNC

Private Placement Warrants Extended and Re-Priced

Further to the Company’s press release dated November 27, 2012, in which 10,000,000 warrants were issued as part of a unit private placement, the Company advises that, in accordance with the policies of the TSX Venture Exchange and subject to regulatory approval, the warrants will be altered as follows:

•	Of the 2,000,000 post-consolidated warrants, 1,686,693 warrants (those held by non-insiders) will have their expiry extended from November 27, 2015 to November 27, 2017.
•	1,686,693 warrants will be re-priced from a post-consolidated strike price of $0.40 to $0.05.
•	All other terms of the warrants will remain the same.

“Mark Jarvis”

MARK JARVIS, President
HARD CREEK NICKEL CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

1060 – 1090 W. Georgia St., Vancouver, BC, Canada V6E 3V7 T: 604-681-2300 F: 604-681-2310
E: info@hardcreek.com W: www.hardcreeknickel.com